Exhibit (b)(1)

July 30, 2008

Zones Acquisition Corp.

1102 15th Street, SW, Suite 102

Auburn, Washington

98001

Commitment Letter

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Agreement”), by and between Zones, Inc, a Washington corporation (the “Company”), and Zones Acquisition Corp., a Washington corporation (“Zac”). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Agreement.

At the request of Zac, the undersigned (the “Investor”), contemporaneous with the Closing and subject to (i) the terms and conditions of this letter and (ii) the satisfaction or waiver by Zac of all of the conditions set forth in Sections 6.01 and 6.02 of the Agreement, hereby commit to provide, or cause to be provided, equity and/or debt financing to Zac in an aggregate amount of up to $25.0 million (the “Commitment”) for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Merger Consideration pursuant to and in accordance with the Agreement and related expenses; provided that under no circumstances shall the Investor be obligated to contribute to Zac more than the Commitment.

The Investor’s obligation to provide the Commitment will terminate automatically and immediately upon the earliest to occur of (a) termination of the Agreement and (b) the assertion by the Company or any of its affiliates in any litigation or other proceeding of any claim against the Investor or any Affiliate (as defined below) in connection with the Agreement or any of the transactions contemplated hereby or thereby.

Investor represents and warrants to Zac that (a) Investor has the power and authority to execute, deliver, and perform this letter and (b) this letter has been duly and validly executed and delivered by Investor and constitutes a valid and legally binding obligation of Investor and is enforceable against Investor in accordance with its terms.

This letter shall be binding solely on, and inure solely to the benefit of, the Investor and Zac, and nothing in this letter, express or implied, shall be construed to confer upon or give to any Person (including the Company) other than Zac any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Zac to enforce, the Commitment or any other provisions of this letter. This letter may only be enforced by Zac in its sole discretion. Neither the creditors of Zac nor the Company shall have any right to enforce this letter or to cause Zac to enforce this letter.

Notwithstanding anything that may be expressed or implied in this letter or any document or instrument delivered contemporaneously herewith, Zac by its acceptance of the benefits of this letter, covenants, agrees and acknowledges that no Person other than the Investor shall have any obligation hereunder, and that Zac has no right of recovery against, and no liability shall attach to, be imposed on or otherwise be incurred by any of the former, current or future representatives, agents, or assignees of the Investor or any former, current shareholder, director, officer, employee, agent, affiliate, controlling Person, member, manager, general or limited partner, or assignee of any of the foregoing (each, other than the Investor, an “Affiliate”), whether by or through a claim by or on behalf of Zac against the Investor or any Affiliate, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise. Zac hereby covenants and agrees that it shall not institute, and shall cause its affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Agreement or the transactions contemplated thereby, against the Investor or any Affiliate except for claims solely against the Investor under this letter. Except as expressly set forth under that certain Limited Guarantee, dated of even date herewith of Firoz Lalji (the “Guarantee”), recourse against the Investor under this letter shall be the sole and exclusive remedy of Zac and its affiliates against the Investor or any Affiliate in respect of liabilities or obligations arising under, or in connection with, the Agreement or the transactions contemplated thereby.

This letter shall be governed by, and construed in accordance with, the laws of the State of Washington, without giving effect to the conflict of law principles that would require the application of the law of another jurisdiction. Each of the parties hereto irrevocably (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the State of Washington in the event any dispute arises out of this letter, the Agreement, or the transactions contemplated by the Agreement, and (b) agrees that it will not bring any action relating to this letter, the Agreement or the transactions contemplated by the Agreement in any court other than any state or federal court sitting in the State of Washington. Notwithstanding the foregoing, any judgment from any such court described above may be enforced by any party in any other court in any other jurisdiction.

In the event of any lawsuit or other proceeding by any party arising under or out of, in connection with or in respect of, this letter, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses incurred in such action, and it shall be the opinion of the determining court as to which or whether any party was actually the prevailing party in any such action. Attorneys’ fees incurred in enforcing any judgment in respect of this letter are recoverable as a separate item.

This letter may not be amended or otherwise modified without the prior written consent of Zac and each of the Investor.

If any provision of this letter is held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire letter and such provision shall be deemed to be modified to the extent necessary to render this letter legal, valid and enforceable.

This letter may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

Sincerely,

/s/ Firoz Lalji
Firoz Lalji

Accepted and Agreed to

as of the date written above:

ZONES ACQUISITION CORP.

By:	/s/ Firoz Lalji
Name:	Firoz Lalji
Title:	President

Signature Page – Commitment Letter

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